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                                                                  EXHIBIT 11




                                WesBanco, Inc.
                       Computation of Earnings Per Share





                                           For the years ended December 31,
                                           --------------------------------
(dollars in thousands,
 except per share amounts)                  1999          1998        1997
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Net income applicable to common stock      $ 27,638     $ 28,313     $ 25,211
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Average common shares outstanding        20,229,524   20,867,193   20,461,742
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Earnings per share                          $  1.37      $  1.36      $  1.23
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